EXHIBIT 99.1

March 27, 2012

Immediate Report – Class Action Against Pelephone Communications Ltd.

To:         The Tel Aviv Stock Exchange
The Israeli Securities Authority

On March 27, 2012, Bezeq - The Israel Telecommunication Corp., Ltd. (the “Company”) received a notice from its subsidiary, Pelephone Communications Ltd. ("Pelephone") regarding a claim and a motion to certify the claim as a class action, that was filed against Pelephone with the Tel Aviv District Court.

According to the plaintiffs, who allege that they are Pelephone’s customers, Pelephone allegedly misrepresented that it provides high speed Internet, when tests conducted by the plaintiffs allegedly show that the surfing speed is lower than stated by Pelephone and that the actual download speed is 2 MBPS and the actual upload speed is 1 MBPS, on average.

The remedies sought in the claim are an injunction preventing Pelephone from continuing to make the alleged misrepresentations and seeking monetary relief in the aggregate amount of NIS 242 million as a compensation for the damages allegedly suffered by Pelephone subscribers that are described in the claim.

Pelephone is studying the claim and neither Pelephone nor the Company is able, at the present stage, to evaluate the claim's likelihood of success.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.